SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )

PowerShares DB G10 Currency Harvest Fund

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

73935Y102

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]     Rule 13d-1(b)
     [   ]     Rule 13d-1(c)
     [   ]     Rule 13d-1(d)

1.	NAME OF REPORTING PERSONS: INDEXIQ ADVISORS LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 02-0811753
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) 0 (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	814,985
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	814,985
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		814,985
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.43%
12.	TYPE OF REPORTING PERSON*		IA

*SEE INSTRUCTION BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS: Financial Development HoldCo LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 02-0811751
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) 0 (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	814,985
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	814,985
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		814,985
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.43%
12.	TYPE OF REPORTING PERSON*		OO

*SEE INSTRUCTION BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS: Financial Development LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 02-0811744
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) 0 (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	814,985
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	814,985
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		814,985
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.43%
12.	TYPE OF REPORTING PERSON*		OO

Item 1(a).	Name of Issuer:
PowerShares DB G10 Currency Harvest Fund
Item 1(b).	Address of Issuer's Principal Executive Offices:
60 Wall Street New York, NY 10005
Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed with respect to Common Units of Beneficial Interest of the Issuer that are beneficially owned by IndexIQ Advisors LLC (“IndexIQ”), Financial Development HoldCo LLC (“FD HoldCo”), and Financial Development LLC (“FD LLC” and together with FD HoldCo and IndexIQ, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of the Reporting Persons is:
800 Westchester Avenue Suite N-611 Rye Brook, NY 10573
Item 2(c).	Citizenship:
Each of the Reporting Persons is a Delaware limited liability company.
Item 2(d).	Title of Class of Securities:
Common Units of Beneficial Interest (“Shares”)
Item 2(e).	CUSIP Number:
73935Y102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Exchange Act;

	(e)	[X]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[ ]	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	[ ]	Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[ ]	Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

	(i)	[ ]	Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Sec. 240.13d-1(c), check this box [ ].

Item 4.	Ownership.

	(a)	Amount beneficially owned:
		IndexIQ:	814,985
		FD HoldCo:	814,985
		FD LLC:	814,985
	(b)	Percent of Class:
		IndexIQ:	5.43%
		FD HoldCo:	5.43%
		FD LLC:	5.43%

	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or direct the vote:

IndexIQ:	0
FD HoldCo:	0
FD LLC:	0

(ii) Shared power to vote or to direct the vote:
IndexIQ:	814,985
FD HoldCo:	814,985
FD LLC:	814,985

(iii) Sole power to dispose or direct the disposition of:
IndexIQ:	0
FD HoldCo:	0
FD LLC:	0

(iv) Shared power to dispose or to direct the disposition of:
IndexIQ:	814,985
FD HoldCo:	814,985
FD LLC:	814,985

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, IndexIQ is deemed to beneficially own 814,985 Shares, FD HoldCo beneficially owns 814,985 Shares in its capacity as the sole member of IndexIQ, and FD LLC beneficially owns 814,985 Shares in its capacity as the managing member of FD HoldCo.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
IQ Hedge Multi-Strategy Tracker ETF, IQ Alpha Hedge Strategy Fund and IQ Hedge Macro Tracker ETF, managed by IndexIQ, have the right to receive dividends and the proceeds from the sale of the Shares reported herein.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
See Exhibit B hereof.

Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010

INDEX IQ ADVISORS LLC
By its sole member Financial Development HoldCo LLC
By its managing member Financial Development LLC

By:	/s/ Adam S. Patti

Name:	Adam S. Patti
Title:	Chief Executive Officer

FINANCIAL DEVELOPMENT HOLDCO LLC
By its managing member Financial Development LLC

By:	/s/ Adam S. Patti

Name:	Adam S. Patti
Title:	Chief Executive Officer

FINANCIAL DEVELOPMENT LLC

By:	/s/ Adam S. Patti

Name:	Adam S. Patti
Title:	Chief Executive Officer

Exhibit A

Joint Filing Agreement

     The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Shares of PowerShares DB G10 Currency Harvest Fund shall be filed on behalf of the undersigned.

INDEX IQ ADVISORS LLC
By its sole member Financial Development HoldCo LLC
By its managing member Financial Development LLC

By:	/s/ Adam S. Patti

Name:	Adam S. Patti
Title:	Chief Executive Officer

FINANCIAL DEVELOPMENT HOLDCO LLC
By its managing member Financial Development LLC

By:	/s/ Adam S. Patti

Name:	Adam S. Patti
Title:	Chief Executive Officer

FINANCIAL DEVELOPMENT LLC

By:	/s/ Adam S. Patti

Name:	Adam S. Patti
Title:	Chief Executive Officer

Exhibit B

     Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.